UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 16)* PIMCO Income Strategy Fund
(Name of Issuer)

Auction–Rate Preferred Shares
(Title of Class of Securities)

72201H207 72201H306 72201H405
(CUSIP Number)

Brigade Leveraged Capital Structures Fund Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Attention:  Donald E. Morgan, III

Copies to:

Raymond Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].
_________
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
*No additional purchases or sales have been made since the date of the reporting persons' last filing.

CUSIP No.	72201H207 72201H306 72201H405

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.		SEC USE ONLY

4.		SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.		SOLE VOTING POWER

0

8.		SHARED VOTING POWER

1,037*

9.		SOLE DISPOSITIVE POWER

0

10.		SHARED DISPOSITIVE POWER

1,037*

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,037*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.		TYPE OF REPORTING PERSON

CO

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Leveraged Capital Structures Fund Ltd.'s combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2014, as reported in the Issuer's Form N-CSRS filed on March 31, 2014.

CUSIP No.	72201H207 72201H306 72201H405

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.		SEC USE ONLY

4.		SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.		SOLE VOTING POWER

0

8.		SHARED VOTING POWER

1,037*

9.		SOLE DISPOSITIVE POWER

0

10.		SHARED DISPOSITIVE POWER

1,037*

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

1,037*

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.		TYPE OF REPORTING PERSON

IA

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Capital Management, LLC's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2014, as reported in the Issuer's Form N-CSRS filed on March 31, 2014.

CUSIP No.	72201H207 72201H306 72201H405

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.		SEC USE ONLY

4.		SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.		SOLE VOTING POWER

0

8.		SHARED VOTING POWER

1,037*

9.		SOLE DISPOSITIVE POWER

0
10.		SHARED DISPOSITIVE POWER

1,037*

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,037*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.		TYPE OF REPORTING PERSON

IN

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Donald E. Morgan, III's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2014, as reported in the Issuer's Form N-CSRS filed on March 31, 2014.

This Amendment No. 16 ("Amendment No. 16") amends the Schedule 13D first filed with the Securities and Exchange Commission on January 28, 2011, as amended on March 10, 2011, April 29, 2011, July 15, 2011, September 9, 2011, September 21, 2011, October 24, 2011, November 14, 2011, December 1, 2011, February 29, 2012, May 10, 2012, June 6, 2012, August 1, 2013, September 20, 2013, April 24, 2014 and May 5, 2014 (the "Schedule 13D"), and is being filed by Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company ("Brigade LCSF"), Brigade Capital Management, LLC, a Delaware limited liability company ("Brigade CM") and Donald E. Morgan, III (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the Auction-Rate Preferred Shares, par value $.00001 per share ("Shares"), of PIMCO Income Strategy Fund, a Massachusetts business trust (the "Issuer").  Unless otherwise indicated herein, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented by the following:

As previously disclosed, the Reporting Persons entered into a confidentiality agreement (the "Agreement") with the sub-advisor and investment manager of the Issuer to facilitate discussions concerning the Reporting Persons' proposal that the Issuer pursue leverage alternatives for the outstanding Shares and use the resulting funds to make an issuer tender offer for the Shares.  The parties agreed to discuss these matters for a period subsequently extended to end on June 6, 2014 (the "Discussion Period").  During their discussions, the Reporting Persons and the sub-advisor and investment manager made a number of proposals and counterproposals regarding the price at which such an issuer tender offer would be made by the Issuer.  The Discussion Period has ended without any agreements, arrangements or understandings between the Reporting Persons, on the one hand, and the sub-adviser and the investment manager of the Issuer, on the other hand, with respect to these or any other matters.

Pursuant to the terms of the Agreement, the Issuer agreed to treat the trustee nominations reported in Amendment No. 15 to this Schedule 13D as having been resubmitted as of the end of the Discussion Period (without any further action required by the Reporting Persons) and received timely under the Issuer's bylaws.  The Reporting Persons intend to file a proxy statement on Schedule 14A with the Securities and Exchange Commission and solicit proxies in favor of the election of Alan Bruce Miller for election to the board of trustees of the Issuer, as a Class I preferred shares trustee of the Issuer, and in favor of the election of Marti Murray for election to the board of trustees of the Issuer, as a Class II preferred shares trustee of the Issuer, and to the board of trustees of PIMCO Income Strategy Fund II, as a Class I preferred shares trustee of PIMCO Income Strategy Fund II.

Subject to availability at prices deemed favorable, the Reporting Persons may seek to acquire additional Shares from time to time or may dispose of Shares.  In addition, the Reporting Persons may seek to acquire shares of common stock of the Issuer.  Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer and its securities, it should be noted that the activities of the Reporting Persons are subject to change at any time.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented by the following: The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit A.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2014
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of PIMCO Income Strategy Fund.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

June 11, 2014
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)
Director
(Name/Title)

Brigade Capital Management, LLC

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)